UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 22, 2020

(Date of earliest event reported)

CaliberCos Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-2426901
(State or other jurisdiction of organization)	(I.R.S. Employer Identification No.)

8901 E. Mountain View Rd., Ste. 150

Scottsdale, AZ 85258

(Full mailing address of principal executive offices)

(480) 295-7600

(Issuer’s telephone number, including area code)

Series B Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On April 17, 2020, the Board of Directors and holders of shares of the Series A Preferred Stock of CaliberCos Inc. (the “Company”) approved and adopted that certain Second Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of the Company (the “Second Amendment”) attached hereto as Exhibit 2.1.2. Further to the Second Amendment, which was filed with the Delaware Secretary of State on April 17, 2020, the Company issued shares of Class A Common Stock to the Series A Preferred Stockholders in connection with the conversion at a conversion rate of one and one-quarter (1 1/4) shares of Class A Common Stock for every one (1) share of Series A Preferred Stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CaliberCos Inc.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler, II
Title:	Chief Executive Officer

Date: April 22, 2020

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
2.1.2	CaliberCos Inc. Second Certificate of Amendment to Second Amended and Restated Certificate of Incorporation